Loop Media, Inc. 10-K

Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock, $0.001 par value per share, of Loop Media, Inc. (the “Company,” “we,” “our,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (i) our Articles of Incorporation, as amended (as so amended, the “Articles of Incorporation”), and (ii) our Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Chapter 78 of the Nevada Revised Statutes for additional information.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 316,666,667 shares of common stock, $0.0001 par value per share, and 16,666,667 shares of preferred stock, $0.0001 par value per share. As of December 31, 2020, there were 118,128,008 shares of our common stock issued and outstanding. In addition, as of such date, we had authorized the issuance of up to (i) 666,667 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) and (ii) 3,333,334 shares of Series B Convertible Preferred Stock (the “Series B Preferred”). As of December 31, 2020, there were (i) 30,667 shares of Series A Preferred issued and outstanding, and (ii) 200,000 shares of Series B Preferred issued and outstanding. Each share of Series A Preferred has a liquidation preference of $0.10 per share, is entitled to 100 votes per share, and is convertible at any time at the discretion of the holder thereof into 100 shares of common stock. Each share of Series B Preferred has a liquidation preference of $1.00 per share, is entitled to 100 votes per share and is convertible at any time at the discretion of the holder thereof into 100 shares of common stock.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In addition, holders of our Series A Preferred are entitled to 100 non-cumulative votes per share on all matters submitted to a vote by stockholders of our common stock, including the election of directors, and all other matters as required by law, and holders of our Series B Preferred are entitled to 100 non-cumulative votes per share on all matters submitted to a vote by stockholders of our common stock, including the election of directors, and all other matters as required by law. In accordance with Nevada law and the Bylaws, the affirmative vote of a majority of the shares cast at a duly held meeting at which a quorum is present shall be the act of the stockholders. The presence at the meeting, by person or by proxy, of the holders of record of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for transacting business. Our stockholders do not have cumulative voting rights in the election of directors.

Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, our creditors (including the holders of our convertible debt) and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. Our Series A Preferred has a liquidation preference of $0.10 per share and our Series B Preferred has a liquidation preference of $1.00 per share. A merger, conversion, exchange or consolidation of the Company with or into another person or a sale or transfer of all or any part of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company.

In addition, the liquidation rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Dividend Rights. The holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends, subject to the prior rights or preferences applicable to any preferred stock as may then be outstanding. The Series A Preferred and Series B Preferred have no right to receive dividends except as declared by the Board of Directors in its sole and absolute discretion, out of funds legally available for that purpose.

The Company has not declared or paid any cash dividends on its common stock and the Company does not presently intend to pay any cash dividends in the foreseeable future.

Other Rights and Preferences. Shares of our common stock have no preemptive rights, no conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Listing. Our common stock currently trades on the OTC Pink under the symbol “LPTV.”

Anti-Takeover Provisions

Acquisitions of Controlling Interest. Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our Articles of Incorporation and Bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Interested Stockholder Transactions. Nevada Revised Statutes sections 78.411 through 78.444 provide that a Nevada corporation with 200 or more stockholders of record generally may not engage in certain business combinations and transactions with an “interested stockholder” (in general, the beneficial owner of 10% or more of the corporation’s voting power) or the interested stockholder’s affiliates or associates during the two-year period after the stockholder first became an interested stockholder unless the combination meets all of the requirements of the corporation’s articles of incorporation and either:

•	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder became an interested stockholder; or
•	During the two-year period, the transaction is approved by the board of directors and by at least 60% of the disinterested stockholders at an annual or special meeting.

After that initial two-year period, corporations subject to these statutes may not engage in specified business combinations and transactions unless the combination meets all of the requirements of the articles of incorporation and either:

•	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder became an interested stockholder;
•	The business combination is approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or any of the interested stockholder’s affiliates or associates; or
•	The combination meets specified statutory requirements.

A corporation may opt out of these provisions by expressly opting out in its original articles of incorporation or in an amendment of the articles approved by the majority vote of disinterested stockholders. Our Articles of Incorporation specifically opt out of these provisions.

Articles of Incorporation and Bylaws. In addition, some provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting. Our Articles of Incorporation do not permit stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 90 days or less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not more than 90 days or less than 60 days prior to the meeting date. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from nominating directors at an annual meeting of stockholders.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Bylaws. Our Articles of Incorporation provide that the board of directors has the exclusive right to amend our Bylaws.

Limitation of Liability and Indemnification

The Nevada Revised Statutes provide that a corporation may indemnify its officers and directors against expenses actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action (other than an action brought by or in the right of the corporation as discussed below) by reason of his or her official position with the corporation provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the law or (2) acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and, with respect to any criminal actions, had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify its officers and directors against expenses, including amounts paid in settlement, actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action by or in the right of the corporation by reason of his or her official position with the corporation, provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the laws or (2) acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation. The Nevada Revised Statutes further provide that a corporation generally may not indemnify an officer or director if it is determined by a court that such officer or director is liable to the corporation or responsible for any amounts paid to the corporation in settlement, unless a court also determines that the officer or director is fairly and reasonably entitled to indemnification in light of all of the relevant facts and circumstances. The Nevada Revised Statutes require a corporation to indemnify an officer or director to the extent he or she is successful on the merits or otherwise successfully defends the action.

Our Articles of Incorporation and Bylaws provide liability of our directors and officers shall be eliminated or limited to the fullest extent not prohibited by Chapter 78 of the Nevada Revised Statutes, and that the Company also may indemnify its employees and agents as permitted by Chapter 78 of the Nevada Revised Statutes. Our Bylaws expressly authorize the Company to enter into individual indemnification agreements with any or all of its directors, officers, employees or agents, and to obtain insurance on behalf of any of the foregoing persons. The Company intends to maintain director and officer liability insurance, if available on reasonable terms.  We have not entered into indemnification agreements with our directors, officers, employees or agents

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